ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2015

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) (“Alianza” or the “Company”) and has been prepared based on information known to management as of May 28, 2015.

The MD&A is intended to complement and supplement the Company’s condensed consolidated interim financial statements, but it does not form part of those condensed consolidated interim financial statements. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended March 31, 2015 and the related notes and the audited consolidated financial statements for the year ended September 30, 2014 and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in those financial statements and/or this MD&A are quoted in Canadian dollars unless otherwise specified.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future results.  Consequently, certain statements contained in this MD&A constitute expressed or implied forward-looking statements.  Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Forward looking statements that have been made in this MD&A include:

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Plans for exploration of the Company’s exploration and evaluation assets;

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Impairment of long-lived assets;

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Plans or activities to be performed by optionee companies on the Company’s exploration and evaluation assets;

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The progress, potential and uncertainties of the Company’s exploration and evaluation assets in Mexico, Nevada, Peru and Yukon Canada.

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References to future commodity prices;

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Budgets or estimates with respect to future activities;

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Estimates of  how long the Company expects its working capital to last;

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Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties; and

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Management expectations of future activities and results.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com and/or on the Company’s website at www.tarsis.ca.

SUMMARY AND OUTLOOK

On April 29, 2015, Alianza acquired all of the issued and outstanding common shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”) by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement each Estrella shareholder received one Alianza common share for each Estrella common share, on a pre-consolidation basis. Estrella is now a wholly-owned subsidiary of Alianza.

In connection with the Arrangement and immediately upon completion thereof, Alianza effected a consolidation of its issued share capital on a ten old shares for one new share basis and changed its name from “Tarsis Resources Ltd.” to “Alianza Minerals Ltd.”

Alianza is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.

The Company may receive cash or share consideration at the time of the option agreement or during the term of the option agreement.  In addition, the Company normally retains an ownership interest in the Mineral Property and a royalty on potential future production.

The environment for junior resource companies has been challenging for many months and it is anticipated that recovery of the sector may take many more months.  We evaluate our projects on a regular basis using criteria that include political environment, relative cost of exploration, seasonality and type of mineral.  As a result of our review, we may from time to time add or drop the Mineral Properties.

The Company believes that with the Arrangement with Estrella, the Company has positioned itself well as a prospect generator due to the following:

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Broad base of projects including four in Peru, ten in Nevada, five in Mexico, and five in Yukon

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Flexibility to acquire new projects in the Americas as opportunities arise.

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Management team proficient at leveraging early stage exploration with junior and major company partners.

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Tight share structure backed by several strategic shareholder groups.

In conjunction with the Arrangement, Alianza raised $750,000 by way of a financing (“Financing”) and issued 3 million subscription receipts at a price of $0.25 each (the “Subscription Receipts”). Upon closing of the Arrangement, each Subscription Receipt automatically converted into units consisting of one Alianza common share on a post-consolidation basis (“Alianza Share”) and one Alianza common share purchase warrant on a post-consolidation basis (“Alianza Warrant”), with each Alianza Warrant allowing the holder to buy one additional Alianza Share at a price of $0.40 for a period of 3 years.  A finder’s fee of $1,500 cash and 6,000 finder’s warrants (the “Finder’s Warrants”) was paid to Redplug Capital Corporation in connection with the Financing.  Each Finder’s Warrant allows the holder to buy one Alianza Share at a price of $0.25 for a period of 1 year.  All securities have a 4-month hold period expiring August 29, 2015.

The gross proceeds of the Financing are used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain Nevada, Mexico and Peru properties, and for generating new projects.

For the 2015 fiscal year, the Company has continued to monitor its cash very closely and is focusing on key objectives to improve shareholder value.  The Company intends to raise more funds either through exploration partnership agreements or with additional private placements in fiscal 2015.

Additional Mineral Property information, including 2015 activity, can be found in Section 3 and more detailed Mineral Property information can be found on the Company’s website at www.alianzaminerals.com.

Management’s overall expectations for the Company are positive, due in part to the following factors:

❑

The recent merger with Estrella to form Alianza;

❑

The Company and Alamos Gold Inc. (“Alamos”) signed an agreement with Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) to assign Buenaventura the right to explore and develop the Pucarana gold property in Peru for a 3% net smelter royalty where the Company’s net interest is 1.08%.

❑

The Company continues to work with Cliffs Natural Resources Exploration Inc. (“Cliffs”) to determine the best option is for the Yanac property in Peru.

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The Company is focusing its exploration on gold, silver and copper due to management’s expectation of increasing gold, silver and copper prices; and

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The Company is working towards negotiating additional ventures on its existing portfolio of properties; and

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Management continues its efforts to build the project portfolio through grassroots generative initiatives as well as project acquisitions.

TABLE OF CONTENTS

1. Background		5

2. Overview		5
2(a)	Company Mission and Focus	5
2(b)	Qualified Person	5
2(c)	Description of Metal Markets	5
2(d)	Use of the terms “Mineral Resources” and “Mineral Reserves”	5

3. Mineral Properties		6
3(a)	Mexico	6
Yago		6
Others – San Pedro, Mezquites, Llano Grande, Erika		8
3(b)	USA	8
Ashby		9
Bellview		9
Columbia		9
East Walker		10
Fri Gold		10
Horsethief		10
Hot Pot		11
Kobeh		11
BP		11
Others – BJS		12
3(c)	Canada	12
White River		12
Others – Goz Creek, MOR, Tim and Prospector Mountain		13
3(d)	Peru	13
Yanac		13
Pucarana		14
Isy		14
Others – La Estrella		14

4. Risks and Uncertainties		16

5. Impairment of Long-lived Assets		17

6. Material Financial and Operations Information		18
6(a)	Selected Annual Financial Information	18
6(b)	Summary of Quarterly Results	18
6(c)	Review of Operations and Financial Results	18
6(d)	Liquidity and Capital Resources	19
6(e)	Disclosure of Outstanding Share Data	19
6(f)	Off-Balance Sheet Arrangements	21
6(g)	Transactions with Related Parties	21
6(h)	Financial Instruments	22
6(i)	Management of Capital Risk	24

7. Events after the Reporting Period		24

8. Policies and Controls		24
8(a)	Significant Accounting Judgments and Estimates	24
8(b)	Exploration and Evaluation Assets	25

9. Internal Control Over Financial Reporting		26

10. Information on the Officers and Board of Directors		26

1. Background

Alianza was incorporated in Alberta, Canada, on October 21, 2005 under the Business Corporations Act of Alberta, changed its name on June 17, 2009 to “Tarsis Resources Ltd.” and further changes its name to “Alianza Minerals Ltd.” on April 29, 2015.

The Company was listed and began trading on the TSX Venture Exchange (“TSX”) as a Capital Pool Company (“CPC”) under Exchange Policy 2.4 on March 1, 2006 under the symbol “TCC”. On July 23, 2007, the Company completed a Qualifying Transaction and moved from being a CPC to an operating exploration company. On April 29, 2015, the Company completed the Arrangement with Estrella and began trading under the symbol “ANZ”.  Historical information on the formation of the Company and the Company’s Arrangement can be found on the Company’s website www.alianzaminerals.com or on SEDAR at www.sedar.com.

2. Overview

2(a) Company Mission and Focus

As a prospect generator, the Company’s goal is to identify, acquire and exploit properties with gold, silver and copper mineralization. With the completion of the Arrangement, the Company focuses on the Americas, particularly the Cordilleran regions that characterize western North and South America, with four properties in Peru, ten in Nevada, five in Mexico, and five in Yukon, Canada.

The goal is to acquire and/or generate good mineral prospects, add value to those prospects through preliminary exploration efforts, and then either vend them to 3rd parties or option them to partners who will fund further exploration in order to earn a partial interest in the prospects.  An acquisition of a prospect can be the outright purchase of a property or it can be as a result of generative exploration efforts.  Generative exploration consists largely of prospecting, target reconnaissance and the staking of claims that the Company’s geological team considers viable targets to meet the Company’s prospect generator exploration criteria.

The Company’s key indicators of success are:  (1) Acquisition of properties with potential merit for exploration, option and partner agreements, (2) Exploration or definition of properties such that they are more attractive to potential exploration partners and (3) Exploration partner/option agreements.

2(b) Qualified Person

Jason Weber, BSc., P.Geo and Marc G. Blythe, MBA, P.Eng., are the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and Mr. Blythe is the Chief Operating Officer of Alianza.

Mr. Weber and Mr. Blythe together prepared the technical information contained in this MD&A.

2(c) Description of Metal Markets

Gold and silver prices have remained above their long term averages, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Market interest in exploration for copper, zinc and lead is increasing. The Company will continue to monitor its resources relative to its opportunities during the fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

3. Mineral Properties

The Company has five properties in Mexico, ten in Nevada, five in Yukon and four in Peru.  The following is a brief description of the Mineral Properties owned by the Company.

3(a) Mexico

On July 23, 2007, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the Erika property, along with 4 other existing properties in Yukon. The Erika property is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On June 10, 2013, the Company purchased from Almaden five properties in Mexico and two properties in Nevada USA by issuing 4,000,000 common shares at a price of $0.055 per share to Almaden on July 25, 2013. Almaden also retains a 2% Net Smelter Return (“NSR”) royalty on future production on all these properties.

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Yago

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Gallo de Oro (this is part of the Yago property)

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San Pedro

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Mezquites

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Llano Grande

In addition, areas of influence have been outlined in Mexico, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

The value of the 4,000,000 common shares issued to Almaden on acquisition of these seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

i.

Yago

The Yago property is located 50 km north of Tepic, the state capital of Nayarit.

On October 2, 2013, the Company announced exploration and assay results from Yago property.  During August 2013, a focused orientation was conducted at two historical locations referred to as La Tejona and La Sarda within the central and northern parts of the property, respectively.  At both sites, previously reported vein zones were re-exposed and channel samples were collected using a diamond blade rock saw.

Highlights from within broadly mineralized intervals from the sawn channel sampling include:

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13.65 g/t gold and 57.4 g/t silver across 0.37 m at La Tejona

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10.40 g/t gold and 92.5 g/t silver across 0.52 m at La Sarda

On May 5, 2014, the Company announced that it has carried out further exploration at its Yago project, including sawn channel sampling of outcrop, mapping and rock and soil sampling. Assay results include:

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8.90 m grading 4.12 g/t gold and 32.8 g/t silver, including;

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3.00 m grading 11.10 g/t gold and 31.6 g/t silver, which in turn includes;

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1.35 m grading 22.34 g/t gold and 36.5 g/t silver

On July 17, 2014, the Company provided an update on its continued exploration at the Yago project.

Mapping and Sampling

Preliminary mapping and sampling has been carried out along the La Tejona Trend, over approximately 1,600 m, primarily focusing on historically documented outcrops with little to no recorded sample data. Mapping and prospecting has identified at least four different structural orientations within the trend.

In the central and southern portions of the La Tejona Trend, the main structural zones are marked by a series of parallel high-level opalescent silica boulder trains with lesser crustiform banded silica and hematitic breccias.  The best exposures occur within the highest elevation portions of the ridge system defining the structural trend.  Two main silica trains are apparent ranging from tens of cm thick to roughly 10 m thickness.  They are approximately 100 m apart and have been traced along strike intermittently for 550 m.  Narrower veins, less than a meter in thickness, occur between the two main zones and on either side. Significant results from samples collected along a 400 m portion of the trend are tabulated below.

Table I – Significant Results from La Tejona Prospecting

Main Structure	Secondary Structure	Chip Sample (Y/N)	Thickness (m)	Au (g/t)	Ag (g/t)

Q346339		Y	0.40	12.70	96
Q346329		Y	0.35	14.60	100
Q346340		Y	0.35	6.31	59
	Q346341*	Y	0.03-0.10	1.57	44
	Q346334	Y	0.08	3.79	-
	Q346333	N	0.35	3.53	52
Q346335		N	0.20	1.84	88
Q346336		N	0.25	1.32	74
Q346337		Y	1.25	0.65	-
Q346338		Y	1.25	1.00	32
	Q346322	Y	0.15	3.77	692
* Compilation of 8 veins collected across 15 m section of old trench

Deep pit soil sampling at the south-western end of the La Tejona Trend in an area referred to as the Florencio Zone identified highly elevated gold values, ranging from 96 ppb to 499 ppb (0.499 g/t gold) and averaging 289 ppb from seven contiguous pits.   The pits were excavated at roughly 10 m spacing across a 160 m section interpreted to coincide with the buried southern extension of the central gold-bearing La Tejona structural zone.

The Florencio Zone is situated at a similar elevation to the Caliente Zone 1,600 m to the northeast.  Samples of high-level silicification were collected from insitu and locally weathered material approximately 30 m and 180 m along strike to the northeast, respectfully.  The nearest exposure to the Florencio Zone was identified in a road cut and consists of 0.45 m of opalescent silica and hematized clay altered andesite within a northerly trending vertical structure.  A channel sample across the exposure returned 0.66 g/t Au.  Similar material sampled in an earlier program across a 6 m portion of a 15 m wide boulder train 150 m to the northeast, yielded 0.42 g/t Au.

A new discovery was made while prospecting east of the La Tejona Trend in an area where no previous work has been documented.  The Vaca Blanca Zone is located approximately 800 m east of the central La Tejona Trend and is defined by a series of massive high-level silicification boulder trains approximately 5 to 7 m wide within a low lying field.  Smaller zones of crustiform banded quartz material and lesser hematized breccia material are also observed among the boulder trains.  One sample of silica-clay altered material with localized hematized breccia and minor dark bands returned 6.31 g/t gold and 58.9 g/t silver.

Diamond Drilling

At the Caliente Zone, previously reported work by the Company identified high-grade gold and silver samples, including 8.9 m of sawn channel sample grading 4.12 g/t gold and 32.8 g/t silver.  To test the geological continuity of this zone and ore shoot potential beneath the surface sawn channel sampling, the Company completed a seven hole, 663 m diamond drill program.  The holes tested an 85 m section of the Caliente Zone to a depth of approximately 100 m vertical.

The Caliente Zone consists of a coherent zone of silicification containing crustiform and coliform banded textures along with extensive multiphase brecciation.  Minor banded sulphide is present, comprising galena, sphalerite, pyrite and lesser chalcopyrite. The zone was intercepted as predicted in all holes and its drilled intervals ranged from 7.33 m to 17.09 m (true thicknesses are approximately 70 to 90% of the drilled intervals).  Anomalous gold and silver values were detected in all holes; however the target intervals did not pierce ore shoot mineralization associated with the sawn channel sampling.  Hole CZDD14-03 intercepted 1.42 m grading 0.5 g/t gold and 25.5 g/t silver from 48 m depth.

Additional information can be found on the Company’s website at www.alianzaminerals.com.

As of March 31, 2015, the Company had spent $435,630 on advancing this property to joint-venture ready status.

ii.

Others – San Pedro, Mezquites, Llano Grande, Erika

The Company is actively looking for ways to advance these properties to joint-venture ready status or option them out.

3(b) USA

On January 27, 2015, the Company announced that it signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 1.5 million shares to Sandstorm and granting a new smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

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Ashby

•

Bellview

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Columbia

•

East Walker

•

Fri Gold

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Horsethief

•

Hot Pot

•

Kobeh

The acquired properties were originally held by Nevada Eagle Resources LLC (“NER”), a private company controlled by Mr. Jerry Baughman, a well-known and respected Nevada geologist.  In 2007, NER was acquired by Gryphon Gold Corporation (“Gryphon”), a Canadian listed exploration company and in 2010, Fronteer Development Group Inc. (“Fronteer”) acquired NER from Gryphon.

In a subsequent transaction, Fronteer sold ten properties (including those being acquired by the Company) to Bridgeport Gold Inc. (“Bridgeport”) in a stock transaction then valued at $4.75 million.  In 2012, Bridgeport merged with Premier Gold Mines Ltd. (“Premier”) and in 2013, Sandstorm acquired the Bridgeport assets through its acquisition of Premier Royalty Inc., in which they were held.

An extensive data set provided to the Company documents the evaluation, geological work, permitting and drilling that has been carried out on these properties by both Bridgeport and Fronteer.  The following section describes each property and summarizes exploration results to date:

i.

Ashby

The Ashby property consists of 16 claims (134 hectares) located in Mineral County, near Hawthorne.  The claims cover mesothermal gold-bearing quartz veins within the Jurassic Dunlap Formation.

Historic production of 9,000 ounces is reported from the 1930’s and several hundred ounces per year during the 1980’s and 1990’s.  Vein widths range from 15 centimeters to 1.8 meters and gold grades are reported from sub-gram to multi-ounce intervals.  The property has had very limited modern exploration.

A 2% NSR is payable to NER on production from the property.

ii.

Bellview

The Bellview property consists of 98 claims (888 hectares) and is located in White Pine County, near the Bald Mountain Gold Mine which is owned and operated by Barrick Gold Corp. (“Barrick”), along the Carlin – Alligator Ridge Trend.  Bellview features a geological setting prospective for Carlin style gold mineralization.  Drilling by Teck Resources Inc. and others in the 1980’s identified a small gold resource of 819,000 tons (743,000 tonnes) grading 0.0388 ounces per ton (opt) (1.33 g/t) gold for a contained 31,800 ounces using a cutoff grade of 0.01 opt (0.34 g/t).  This resource predates the implementation of NI 43-101 and the Company does not consider this resource as current.  Insufficient work has been carried out by the Company to confirm this resource and it should not be relied upon.

Later work by Fronteer identified four additional undrilled targets, primarily defined by gold-in-soil geochemical anomalies, including one which features gold-bearing silicified jasperoid breccias.  One sample collected from this target reportedly returned an assay of 1.22 g/t gold.  Geologically, this target is inferred to represent the interface between the Hamburg and Dunderburg Formations where potential gold deposition has been postulated by Nevada geologists in the past.

At Bald Mountain, gold has been discovered and mined from multiple stratigraphic horizons and Barrick reported reserves of 2.5 million ounces of gold at 31 December 2013.

Some of the claims on the property have a 3% NSR, payable on production to NER which is now a wholly owned subsidiary of Newmont Mining Corp. (“Newmont”).

iii.

Columbia

The Columbia property consists of 57 claims (517 hectares) located in Humboldt County, approximately 160 kilometers northwest of Winnemucca.  Gold has been identified in quartz veins associated with arsenopyrite.  The main Columbia vein appears continuous over more than one kilometer and appears to intersect a circular feature inferred by a previous operator to be a subsided caldera.

Homestake Mining Company reportedly drilled three diamond drill holes on the property.  The first hole pierced underground workings while the second hole intersected 3.0 meters grading 9.60 g/t gold.  The third hole intersected 0.4 meters grading 14.40 g/t gold and 0.4 meters further downhole, an additional 0.3 meters grading 17.82 g/t gold.

A 2% NSR is payable to NER on production from some claims on this property.

iv.

East Walker

The East Walker property consists of 22 claims (199 hectares) and is located in Lyon County, west of Hawthorne.  The geology is prospective for high-sulphidation epithermal gold mineralization.  Outcrop mapping identified pyrite-rich breccias and vuggy silica intermittently over an area of 600 meters by 200 meters.  Soil samples collected by prior operators reportedly range from below detection to 0.93 g/t gold, coincident with the area of prospective geology.  Montmorillonite, a hydrothermal clay alteration mineral, has historically been mined from locations near the property.

Prior operators carried out reverse circulation drill programs during the 1980’s and 1990’s and although anomalous gold was detected, results were generally poor.  Recognition of the zoned nature of the alteration in these types of systems appears to have been lacking in prior efforts.

A 2% NSR is payable to NER from production from some claims on the property.

v.

Fri Gold

The Fri Gold property consists of 56 claims (397 hectares) located in Nye County, northwest of Tonapah.  The exploration target on the property is a gold-bearing porphyry system and/or epithermal vein system.  A copper/molybdenum bearing granodiorite intrusion has been explored by prior operators, however results were disappointing.

A 1972 drill hole reportedly returned 18.9 meters grading 3.32 g/t starting 250 meters downhole, however a subsequent operator twinned the hole and could not replicate the results.  A series of vertical holes drilled by Noranda in 1986 identified wide intervals of sub-gram gold, including Hole Roy 86-03 which reportedly returned 0.68 g/t gold over 13.7 meters.

A 2% NSR is payable to NER on production from the property.

vi.

Horsethief

The Horsethief property consists of 96 claims (870 hectares) located in Lincoln County, northeast of Pioche.  The exploration target on this property is Carlin style gold mineralization.  At Horsethief, the country rocks are limestones and siltstones assigned to the Mendah Formation and mineralization appears to be associated with a fault controlled horst block of Cambrian sediments within Tertiary (Mt Wilson) volcanics.

Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold.  Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984.  Numerous shallow sub-gram gold intervals are reported over tens of meters from the drill program.  Controls on mineralization appear to be poorly understood at this time.

A 3% NSR is payable to NER on production from some claims on the property.

vii.

Hot Pot

The Hot Pot property consists of 36 claims (326 hectares) located in Lander County, east of Winnemucca.  The property is located near the confluence of the Battle Mountain and Getchell Trends.  The exploration target for this property is Carlin style gold mineralization.  Geology on the property consists of surface colluvium underlain by rocks of the Havallah Sequence (upper plate) which overlie Ordovician Valmy Formation.

Despite its prospective location near Lone Tree (Newmont), Marigold (Goldcorp/Barrick), Turquoise Ridge (Barrick/Newmont) and Twin Creeks (Newmont) gold mines, the property has seen only cursory historical exploration.  One reverse circulation drill hole was completed on the property and assays are unknown.

A 3% NSR is payable to NER on production from the property.

viii.

Kobeh

The Kobeh property consists of 37 claims (335 hectares) located in Eureka County, near Eureka.  The property lies on the Battle Mountain – Eureka Trend.  The exploration target on this property is Carlin style gold mineralization.  The property geology consists of shallow pediment cover over Mississippian Webb and Ordovician Vinini Formation rocks similar to those on the adjacent and better known Afghan property.

Limited drilling by Cominco on and near the property in 1996 reportedly returned weakly anomalous gold assays in association with arsenic, antimony and mercury.

A 3% NSR is payable to NER on production from the property.

On June 10, 2013, the Company purchased from Almaden two properties in Nevada, USA and five properties in Mexico by issuing 4,000,000 common shares at a price of $0.055 per share to Almaden on July 25, 2013. Almaden also retains a 2% NSR royalty on future production on all these properties.

•

BP

•

Black Jack Springs (“BJS”)

In addition, areas of influence have been outlined in Nevada, where Almaden has provided its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

ix.

BP

On September 18, 2013, the Company announced exploration results from the BP property.  The BP property is being explored for Carlin-style gold mineralization within the southern Carlin Trend between the Rain and Bald Mountain deposits.

Prospecting and outcrop sampling carried out by the Company has identified gold-bearing jasperoid breccia samples with grades ranging from below detection to 247 ppb gold. The most significant of these samples occur intermittently along an 850 meter linear trend believed to coincide with a series of high-angle faults providing conduits for Carlin-style gold bearing fluids.

Geochemistry

A variety of jasperoid is present at BP and some styles are altered but unmineralized.  Jasperoid with anomalous gold values feature elevated Carlin-style pathfinder elements which include arsenic, thallium, mercury and antimony.  The most significant gold-bearing samples are shown below accompanied by anomalous key Carlin-style pathfinder elements.

Sample	Gold (ppb)	Arsenic (ppm)	Thallium (ppm)	Mercury (ppm)	Antimony (ppm)
L993072	247	125	14.6	2.6	87
L995588	191	224	0.9	3.6	60
L995589	162	256	1.0	4.5	66
L995353	77	1,490	18.2	26.7	339

During 2013, the Company collected 144 rock samples from the property in addition to 232 infill and grid expansion soil samples.  Anomalous gold-in-soil values range from 5 ppb to a maximum of 34.9 ppb and are coincident with the gold-bearing jasperoid samples listed in the table above.

Stratigraphy/Structure

Detailed geological mapping by the Company and a cursory inspection by a local Great Basin specialist identified a sequence of upper Silurian to early Mississippian clastic and carbonate rocks of which at least four sub-units are believed to host gold mineralization elsewhere within the southern Carlin Trend.

Structural mapping has identified a network of high-angle normal faults that are associated with highly silicified carbonate and/or jasperoid. Intense jasperoid development occurs at the intersection of NNW, E and NE striking high-angle fault zones.

A simplified structural interpretation of the BP property consists of a series of large horst and graben fault blocks that have down-dropped younger siliciclastic units against older carbonate stratigraphy.  All stratigraphy is believed to be upright.

A broad open syncline occurs within a large fault block located in the northeast part of the property and some of the higher gold-bearing jasperoid development occurs within the hinge zone of the syncline.

x.

Others – BJS

The Company is actively looking for ways to advance this property, along with the ones acquired from Sandstorm, to joint-venture ready status or option them out.

3(c) Canada

i.

White River

During the 2010 fiscal year, Tarsis acquired and named the White River Property through the staking.  Currently, White River consists of 335 claims covering approximately 7,000 hectares.  The property is located at the western end of the Nisling Range, within the Tintina Gold Province. It is situated 11 kilometers north of Koidern, a minor settlement on the paved, all weather Alaska Highway. The Alaska Highway can be seen from the property.

During 2013 there was a court decision in the Yukon Territory supporting the White River First Nation’s (“WRFN”) assertion that the Yukon Government did not properly consult the WRFN on issuing a drilling permit on the Project. Tarsis will continue to work with the Yukon Government and the WFRN in a limited manner.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property.  On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WRFN which indicates to Tarsis that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

ii.

Others – Goz Creek, MOR, Tim and Prospector Mountain

On July 23, 2007, the Company purchased from Almaden certain properties in Yukon and one property in Mexico (Erika) and Almaden has a 2% NSR royalty on future production from these mineral claims:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008 the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon. The Company issued 100,000 fully paid common shares to Almaden and made a cash payment of $30,000 for a 100% interest in the property. Almaden will retain a 2% net smelter royalty (NSR) over any minerals produced from the property, however, half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almaden 500,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

On September 9, 2009 the Company acquired a 100% interest in the Highway property from Strategic Metals Ltd. (“Strategic”). The Company has granted Strategic a 2% NSR royalty on any future production from the mineral claims acquired from them.  The Company has incorporated the Highway property as an expansion to the MOR property.

The Company is actively looking for ways to advance all these properties in Yukon to joint-venture ready status or option them out.

3(d) Peru

i.

Yanac

Yanac property is located in Chincha region of the department of Ica, south-central Peru. It was acquired by the Company’s wholly-owned subsidiary Estrella through concession applications in April 2011 within the Strategic Exploration Alliance with Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”). The Yanac Property contains 5,200 hectares of mineral lands which host a large zone of outcropping copper mineralization, extending 800 meters (N-S) by 400 meters (E-W).

On February 27, 2013, Cliffs and the Company entered into a joint venture in respect of the Yanac property. Cliffs and Estrella each now hold a 50% interest in the property, and Cliffs was required to spend a firm commitment of US$500,000 in year one on exploration or payment to the Company, with an additional US$250,000 (not firm) to a total of US$750,000 to maintain Cliffs’ interest beyond year one. Cliffs met the US$750,000 commitment by December 31, 2013.

Cliffs can acquire an additional 20% interest in the Yanac Project, to a total 70% interest, by spending a minimum of US$4,000,000 (including the above mentioned US$750,000) and completing 3,000 meters of drilling by February 27, 2017.  If Cliffs fails to acquire the additional 20%, 100% of the property reverts to Estrella, subject in certain circumstances to a potential NSR royalty in favor of Cliffs.  Upon earning 70%, Cliffs can acquire an additional 10% interest in the Yanac Project, to a total 80% by completing an NI 43-101 Compliant Pre-Feasibility Study or by defining a compliant Inferred Mineral Resource containing a minimum of 1,000,000 ounces of gold or gold equivalent, within four years of earning its 70% interest.  If Cliffs elects not to earn an additional 10% interest, Cliffs will pay the Company US$2,000,000 within 60 days and the parties will fund their proportional interest, subject to conventional dilution.  If either party’s interest in the Project is reduced to 10% or less, that interest will be converted to a 2% NSR royalty.

On November 7, 2013, Estrella announced that exploration work has begun on the Yanac Project in October 2013 by Cliffs. Geologically, the property is comprised of a coarse-grained granodiorite (J-K Coastal Batholith) which has been intruded by more felsic, copper-bearing, hypabyssal dikes and plugs.  In 2013, geological teams conducted detailed and reconnaissance geological mapping, geochemical sampling and an Induced Polarization survey. Cliffs has recently suspended drill permitting activities on the Yanac property and is considering its next step with respect to the project.

ii.

Pucarana

The Pucarana Gold project contains 1,889 hectares of land located in the Orcopampa Silver-Gold District of Peru.  The property is located between Buenaventura Mines’ Poracota Mine and Chipmo Mine, indicating that the district contains very significant potential for additional mineralization.  Pucarana contains gold and silver mineralization hosted in quartz vein zones, and associated with favourable epithermal alteration zones.

On May 7, 2007, Estrella entered an Option Agreement with Esperanza Resources Corporation (“Esperanza”) whereby Esperanza could earn up to a 60% interest in the Pucarana Gold project.

On November 23, 2011, Estrella announced that Esperanza notified Estrella that it met its Stage 1 obligations, earning a 51% interest in the Pucarana Gold Project.  Esperanza was subsequently acquired by Alamos Gold Inc. (“Alamos”), which continued to manage and operated under the Option Agreement dated May 7, 2007 and further diluted Estrella’s interest to 36%.  A separated entity Pucarana S.A.C. was established to hold this property on March 25, 2014 with Estrella owning 36%, Alamos owning 60% and Gallant Minerals Ltd. owning 4%.

On May 22, 2015, the Company’s 36% owned subsidiary, Pucarana S.A.C. signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana S.A.C. assigns to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura grant a 3% NSR royalty to Pucarana S.A.C. that is then distributed as to 60% to Alamos (1.8% NSR), 36% to Estrella (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

iii.

Isy

The property contains 3,100 hectares located in the Department of Ayucucho. The target was identified based on regional analysis of LANDSAT alteration anomalies, structural geology, and regional metallogenic studies and was acquired in 2010.  The property contains Miocene volcanic rocks, containing extensive epithermal alteration. Estrella has completed initial reconnaissance mapping and sampling which has confirmed the presence of anomalous gold values in two locations, with associated highly anomalous epithermal-suite metals (Sb, As, Ag).

iv.

Others – La Estrella

La Estrella contains 1,200 hectares located 130 km south of Huancayo in the Department of Huancavelica.

The Company is actively looking for ways to advance this property in Peru, along with Isy, to joint-venture ready status or option them out.

Exploration and Evaluation Assets for the period ended March 31, 2015

	Mexico		USA		Canada

	Yago	Others	East Walker	Others		Total

Balance at September 30, 2014	$422,415	$2,307,486	$-	$181,993	$1,174,169	$4,086,063

Additions during the period
Acquisition costs:
Holding	20,510	-	-	-	-	20,510
Property acquisition	-	-	7,500	52,500	-	60,000
	20,510	-	7,500	52,500	-	80,510

Exploration expenditures:
Camp, travel and meals	4,532	-	-	2,125	-	6,657
Drilling	(11,827)	-	-	-	-	(11,827)
	(7,295)	-	-	2,125	-	(5,170)

Foreign currency translation	-	(1,530)	-	-	-	(1,530)

Balance at March 31, 2015	$435,630	$2,305,956	$7,500	$236,618	$1,174,169	$4,159,873

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold or other metal sales. The Company closely monitors gold prices as well as other metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Peruvian soles, Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar, Mexican pesos and Peruvian soles may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Peru, Mexico and USA carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and other commodities in Peru, Mexico and USA, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries. Access to mineral properties also involves certain inherent risks due to the change in local ranchers and land owners.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The exploration of mineral resources in Peru, Mexico and USA is subject to a comprehensive review, approval and permitting process that involves various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The Peru, Mexican or US government may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

Competition

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

Financing

All of the Company’s short- to medium-term operating and exploration cash flow have been derived from external financing.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing in the future, the Company will review its exploration-property holdings and programs to prioritize project expenditures based on funding availability.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2015, which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”. Management concluded that no further impairment charges were required other than those already taken because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the properties;

•

exploration results are generally positive;

•

the Company intends to continue its exploration and development plans on its properties or seek optionees/partners for future exploration of its properties.

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

The following selected annual financial information has been derived from the last three audited financial statements of the Company, which have been prepared in accordance with IFRS.  All dollar amounts are expressed in Canadian dollars.

	Year Ended September 30, 2014	Year Ended September 30, 2013	Year Ended September 30, 2012
General and administrative expenses	$ 645,579	$ 578,669	$ 900,146
Write-off of exploration and evaluation assets / Impairment allowance	3,439,175	704,581	-
Loss for the year	4,118,039	1,316,658	1,320,376
Basic and diluted loss per share	0.08	0.03	0.04
Total assets	4,327,326	7,248,052	8,374,505
Total long-term financial liabilities	532,000	497,000	460,000
Cash dividend declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Total Revenues	$-	$-	$-	$-
Loss before other items	$184,835	$97,826	$113,520	$113,388
Net loss	$211,729	$97,501	$3,587,566	$113,173
Loss per share	$0.00	$0.00	$0.07	$0.00

	Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Total Revenues	$-	$-	$-	$-
Loss before other items	$293,851	$124,817	$131,368	$118,496
Net loss	$292,612	$124,688	$683,842	$117,832
Loss per share	$0.01	$0.00	$0.02	$0.00

6(c) Review of Operations and Financial Results

For the three months ended March 31, 2015 compared with the three months ended March 31, 2014:

The Company recorded a net loss for the three months ended March 31, 2015 of $211,729 (loss per share - $0.00) compared to a loss of $292,612 (loss per share - $0.01) for the three months ended March 31, 2014.

Excluding the non-cash share-based payments of $Nil (2014 - $167,091) and depreciation of $243 (2014 - $443), the expenses increased to $184,592 (2014 – $126,317).  The change in the expenses was mainly due to accounting and legal fees increased to $100,239 (2014 - $18,859) which was related to the acquisition of Estrella by the Company.

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

For the six months ended March 31, 2015 compared with the six months ended March 31, 2014:

The Company recorded a net loss for the six months ended March 31, 2015 of $309,230 (loss per share - $0.01) compared to a loss of $417,300 (loss per share - $0.01) for the six months ended March 31, 2014.

Excluding the non-cash share-based payments of $Nil (2014 - $167,091) depreciation of $485 (2014 - $886), the expenses increased to $282,176 (2014 – $205,691).  The change in the expenses was mainly due to accounting and legal fees increased to $135,558 (2014 - $50,425) which was related to the acquisition of Estrella by the Company.

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

6(d) Liquidity and Capital Resources

As at March 31, 2015, the Company had working capital deficit of $206,496 (September 30, 2014 – working capital $94,538). As at March 31, 2015, cash totaled $30,253, a decrease of $198,326 from $228,579 as at September 30, 2014. The decrease is due to (a) the operating activities of $121,087; (b) the exploration and evaluation assets expenditures of $84,385 and (c) financing activities of $16,800.

On April 29, 2015, the Company completed a non-brokered private placement by issuing 3,000,000 units (“Unit”) at a price of $0.25 per Unit. Each Unit consists of one common share and one non-transferable warrant.  Each warrant entitles the holder to purchase one additional common share for a 36 month period, expiring on April 29, 2018 at a price of $0.40 per common share.  The private placement was done on a post share consolidation basis of one new share for 10 old shares, at $0.25 per unit. A finder’s fee of $1,500 cash and 6,000 finder’s warrants was paid.  Each finder’s warrant allows the holder to buy one post consolidated common share at $0.25 for a period of 1 year.

Management estimates that the current cash position, and cash received from the private placement in 2015, and future cash flows from warrants and options, receivables, and any option agreements the Company may achieve, will be sufficient for the Company to carry out its anticipated exploration and operating plans through fiscal 2015.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.

Issued and Outstanding
	March 31, 2015	May 28, 2015
Common shares	61,140,444 prior to 10 for 1 share consolidation	13,779,078 post 10 for 1 share consolidation

On April 29, 2015, Alianza acquired all of the 46,650,304 issued and outstanding common shares of Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”) by way of a court-approved plan of arrangement (the “Arrangement”). Under the terms of the Arrangement each Estrella shareholder received one Alianza common share for each Estrella common share, on a pre-consolidation basis.

In connection with the Arrangement and immediately upon completion thereof, Alianza effected a consolidation of its issued share capital on a ten old shares for one new share basis.

Stock option transactions and the number of stock options are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	March 31, 2015
October 5, 2014	$0.30	100,000	-	-	(100,000)	-
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	635,000	-	-	-	635,000
February 25, 2019	$0.10	2,125,000	-	-	-	2,125,000
Options outstanding		4,250,000	-	-	(100,000)	4,150,000
Options exercisable		4,250,000	-	-	(100,000)	4,150,000
Weighted average exercise price		$0.28	$Nil	$Nil	$0.30	$0.28

On April 29, 2015, all the above options and Estrella options were cancelled and 1,298,500 options were granted on a post-10-for-1 consolidation basis at an exercise price of $0.25 per option, expiring between October 1, 2015 and August 29, 2020.

As at the date of this MD&A, there were 1,298,500 stock options outstanding.

The continuity of warrants for the six months ended March 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	4,836,666	-	-	-	4,836,666
March 17, 2017	$0.15	2,666,667	-	-	-	2,666,667
September 11, 2017	$0.10	9,000,000	-	-	-	9,000,000
Outstanding		23,373,333	-	-	-	23,373,333
Weighted average exercise price		$0.16	$Nil	$Nil	$Nil	$0.16

All warrants and the exercise prices listed above are before the 10 for 1 share consolidation.

On April 29, 2015, the Company’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such.  Estrella warrants were also consolidated on a 10 for 1 basis.  Including the warrants issued for the April 29, 2015’s financing, as at the date of this MD&A, there were 7,696,483 warrants outstanding with exercise prices ranging from $0.40 to $2.50, expiring from October 3, 2015 to April 29, 2018.

The continuity of finder’s warrants for the six months ended March 31, 2015 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	268,800	-	-	-	268,800
Outstanding		740,300	-	-	-	740,300
Weighted average exercise price		$0.11	$Nil	$Nil	$Nil	$0.11

All finder’s warrants and the exercise prices listed are before the 10 for 1 share consolidation.

On April 29, 2015, the Company’s finder’s warrants were consolidated on a 10 for 1 basis and the exercise prices were reflected as such.  Estrella finder’s warrants were also consolidated on a 10 for 1 basis.  Including the finder’s warrants issued for the April 29, 2015’s financing, as at the date of this MD&A, there were 136,530 finder’s warrants outstanding with exercise prices ranging from $0.25 to $1.50, expiring from October 3, 2015 to April 29, 2016.

The remaining outstanding stock options, warrants and finder’s warrants, if all exercised, would increase the Company’s cash by $9,085,915. However, the strike prices of the options, warrants and finder’s warrants are greater than the current share price, and this may influence whether options, warrants and finder’s warrants that expire in the near future will be exercised.

As at the date of this MD&A, there were 13,779,078 common shares issued and outstanding and 22,910,591 common shares outstanding on a diluted basis.  They are both post 10 for 1 share consolidation.

6(f) Off-Balance Sheet Arrangements

None at this time.

6(g) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended March 31, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 87,500	$ Nil	$ Nil	$ Nil	$ -	$ 87,500

For the six months ended March 31, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 87,500	$ Nil	$ Nil	$ Nil	$ 35,301	$ 122,801
Mark T. Brown, Chief Financial Officer, Director ()	$ Nil	$ Nil	$ Nil	$ Nil	$ 35,301	$ 35,301
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689
Jason Weber Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 15,689	$ 15,689

Related party transactions and balances

		Six months ended		Balance due
	Services	March 31, 2015	March 31, 2014	As at March 31, 2015	As at September 30, 2014
Amounts due to:
Marc. G. Blythe (c)	Wages	$ 87.500	$ 87,500	$ 26,846	$ 3,594
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 94,850	$ 81,603	$ 132,468	$ 21,840
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ -	$ 24,600	$ -	$ 13,024
TOTAL:				$ 159,314	$ 38,458

(a) Mark T. Brown, a director of the Company, is the president of Pacific Opportunity Capital Ltd., a private company. Mr. Brown resigned from being the Chief Financial Officer effective April 29, 2015 but remains as a director of the Company.

(b) Mark T. Brown, a director of the Company, is a director of Almaden Minerals Ltd., a public company.

(c) Marc Blythe resigned from being the Chief Executive Officer and became the Chief Operating Officer effective April 29, 2015. Mr. Blythe remains as a director of the Company.

6(h) Financial Instruments

The Company’s financial instruments consists of cash, receivables, marketable securities (classified as available-for-sale), accounts payable and accrued liabilities and due to related parties which are all in the normal course of business. Available for sale securities are recognized at fair value due to their ability for prompt liquidation or short term maturity.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso and US dollar over the Canadian dollar would change the results of operations by approximately $5,300.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements, but that further funding will be required for significant asset acquisition and development, and to meet long-term operating requirements. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at March 31, 2015, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of these commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at March 31, 2015, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$30,253	$-	$-	$30,253
	$30,253	$-	$-	$30,253

6(i) Management of Capital Risk

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the period and the Company is not subject to any externally imposed capital requirements.

7. Events after the Reporting Period

None other than disclosed already in other sections.

8. Policies and Controls

8(a) Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso and the functional currency of its wholly-owned subsidiary in USA is the US dollar while the functional currency of its subsidiaries in Peru is the Peruvian soles.  The management’s consideration of the functional currency mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

the recoverability of receivables and prepayments which are included in the condensed consolidated interim statements of financial position;

•

the carrying value of any marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

•

the estimated useful lives of equipment which are included in the condensed consolidated interim statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

•

the inputs used in accounting for share-based payments, if any, in the condensed consolidated interim statements of comprehensive loss; and

•

the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

8(b) Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

9. Internal Control Over Financial Reporting

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

10. Information on the Officers and Board of Directors

Directors:

Mark T. Brown, B.Comm, C.A., Executive Chairman

Jason Weber, BSc, P.Geo

Marc G. Blythe, MBA, P.Eng.

John R. Wilson, BSc, MS, CPG

Craig T. Lindsay, CFA

Adrian Fleming, BSc, P.Geo

Audit Committee members:

Marc G. Blythe, Craig T. Lindsay and Adrian Fleming

Management:

Jason Weber, BSc, P. Geo – Chief Executive Officer, President

Marc G. Blythe, MBA, P. Eng – Chief Operating Officer

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary